Exhibit 99.1

Zhihu Inc. Announces Results of Annual General Meeting, Class A Meeting, and Class B Meeting

BEIJING, China, June 11, 2022 — Zhihu Inc. (NYSE: ZH; HKEX: 2390) (“Zhihu” or the “Company”), the operator of Zhihu, a leading online content community in China, today announced that each of the proposed resolutions submitted for shareholders’ approval (the “Proposed Resolutions”) as set forth in the notice of annual general meeting dated May 19, 2022 (the “AGM Notice”) has been adopted at its annual general meeting of shareholders, the class meeting of holders of the Class A ordinary shares with a par value of US$0.000125 each, and the class meeting of holders of Class B ordinary shares with a par value of US$0.000125 each held in Beijing, China, on June 10, 2022.

After the adoption of the Proposed Resolutions, all corporate authorizations and actions contemplated thereunder are approved, including, among other things, that (i) the Company’s existing memorandum and articles of associations are amended and restated by their deletion in their entirety and by the substitution in their place of the eleventh amended and restated memorandum and articles of association as set out in Part A of Appendix I to the circular of the Company dated May 19, 2022; (ii) Mr. Dahai Li, Mr. Dingjia Chen, and Mr. Derek Chen are re-elected as directors of the Company; and (iii) the directors of the Company are granted a general mandate to allot, issue, and deal with additional Class A ordinary shares or equivalents and a general mandate to repurchase the Company’s own shares, respectively, on the terms and in the periods as set out in the AGM Notice.

About Zhihu Inc.

Zhihu Inc. (NYSE: ZH; HKEX: 2390), the operator of Zhihu, a leading online content community in China where people come to find solutions, make decisions, seek inspiration, and have fun. We have been dedicated to expanding our content and service offerings to enable our users to explore and enjoy ”fulfilling content” (有获得感的內容) that broadens horizons, provides solutions, and resonates with minds. Since the initial launch in 2010, we have grown from a Q&A community into one of the top five comprehensive online content communities and the largest Q&A-inspired online content community in China, both in terms of average mobile MAUs and revenue in 2019, 2020, and 2021, according to CIC. For more information, please visit https://ir.zhihu.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. In some cases, forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to,” or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC and the Hong Kong Stock Exchange. All information provided in this press release is as of the date of this press release, and the Company does not undertake any duty to update such information, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

Zhihu Inc.

Email: ir@zhihu.com

The Piacente Group, Inc.

Helen Wu

Tel: +86 (10) 6508-0677

Email: zhihu@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1 (212) 481-2050

Email: zhihu@tpg-ir.com